Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Years Ended
	12 Months Ended Sept. 30, 2003 (a)	2002	2001 (b)	2000 (c)	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,441	$ 2,043	$ 914	$ 600	$ 829	$ 887
Distributed income from unconsolidated investees, less equity in earnings	2	24	33	6
Fixed charges included in the determination of net income	964	975	1,026	1,042	583	656
Total earnings, as defined	$ 2,407	$ 3,042	$ 1,973	$ 1,648	$ 1,412	$ 1,543

Fixed charges, as defined:
Interest charges	$ 1,047	$ 1,051	$1,063	$1,039	$ 592	$ 670
Rental interest factor	32	27	19	18	8	6
Total fixed charges, as defined	$ 1,079	$ 1,078	$1,082	$1,057	$ 600	$ 676

Ratio of Earnings to Fixed Charges	2.23	2.82	1.82	1.56	2.35	2.28

(a) Earnings for the twelve months ended September 30, 2003 include a $27 million write-down of Dominion Capital, Inc. assets, $21 million for severance costs related to workforce reductions, a $40 million impairment of certain assets held for sale, $129 million for restoration expenses related to Hurricane Isabel, $4 million related to the buyout of a power purchase contract, and $627 million for the cost of refinancings, reallocation of equity losses, and impairments related to Dominion's telecommunications business. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2003.

(b) Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, $151 million charge associated with Dominion's estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

(c) Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.